UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

TTM TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

87305R109

(CUSIP Number)

No. 7 Dai Wang Street, Tai Po Industrial Estate, Tai Po,
New Territories, Hong Kong
Phone: +852 2660 1929

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:
James C. Lin, Esq.

Davis Polk & Wardwell LLP

c/o 18th Floor, The Hong Kong Club Building

3A Chater Road

Hong Kong

(852) 2533-3300

November 22, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Mr. TANG Hsiang Chien
2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Fund (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong Special Administrative Region of the People’s Republic of China
	7	Sole Voting Power None
Number of Shares Beneficially Owned by Each Reporting Person With	8	Shared Voting Power 13,761,874 Shares
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 13,761,874 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,477,793 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.4%
14	Type of Reporting Person (See Instructions) IN; HC

1	Names of Reporting Persons Su Sih (BVI) Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Fund (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The British Virgin Islands
	7	Sole Voting Power 13,761,874 Shares
Number of Shares Beneficially Owned by Each Reporting Person With	8	Shared Voting Power None
	9	Sole Dispositive Power 13,761,874 Shares
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,761,874 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%
14	Type of Reporting Person (See Instructions) CO; HC

1	Names of Reporting Persons Mr. TANG Ying Yen, Henry
2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Fund (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong Special Administrative Region of the People’s Republic of China
	7	Sole Voting Power None
Number of Shares Beneficially Owned by Each Reporting Person With	8	Shared Voting Power 13,761,874 Shares
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 13,761,874 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,284,081 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.3%
14	Type of Reporting Person (See Instructions) IN; HC

1	Names of Reporting Persons Mein et Moi Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Fund (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The British Virgin Islands
	7	Sole Voting Power None
Number of Shares Beneficially Owned by Each Reporting Person With	8	Shared Voting Power 13,761,874 Shares
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 13,761,874 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,284,081 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.3%
14	Type of Reporting Person (See Instructions) CO; HC

Item 1.       Security and Issuer.

This Amendment No. 4 (the “Amendment”) amends the Schedule 13D filed on April 19, 2010, as amended by Amendment No. 3 to the Schedule 13D filed on April 11, 2014 (as amended, the “Prior Filing”) by the Reporting Persons relating to the common stock, par value $0.001 per share (the “Shares”), of TTM Technologies, Inc. (the “Company”) , a corporation organized under the laws of Delaware, whose corporate office is located at 1665 Scenic Avenue, Suite 250, Costa Mesa, California 92626. Capitalized terms not defined herein shall have the meaning given to them in the Prior Filing.

Item 2.       Identity and Background.

The correspondence address of Su Sih (BVI) Limited has been changed to No. 7 Dai Wang Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong.

Item 4.       Purpose of Transaction.

Item 4 of the Prior Filing is hereby amended and restated in its entirety as follows:

On November 16, 2016, Su Sih (BVI) Limited (“Su Sih”) entered into an underwriting agreement (the “Underwriting Agreement”) with the Issuer and J.P. Morgan Securities LLC, as representative of the several underwriters named in Schedule I thereto (the “Underwriters”), under which it agreed to sell to the Underwriters an aggregate of 12,000,000 Shares at a price of $11.01125 per Share. In addition, Su Sih granted the Underwriters a 30-day option to purchase up to an additional 1,800,000 Shares at a price of $11.01125 per Share. The sale of an aggregate of 13,800,000 Shares (including 1,800,000 Shares as a result of the Underwriters’ full exercise of the 30-day option) was completed on November 22, 2016 (the “Relevant Date”). The Shares purchased by the Underwriters were offered and sold to the public pursuant to the Issuer’s registration statement on Form S-3 (File No. 333-214592) filed on November 13, 2016.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is filed herewith as Exhibit A and is incorporated into this Item 4 by reference.

Except as set forth in this Amendment, Mr. Hsiang Tang, Mr. Henry Tang, Su Sih and MML have no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of item 4 of Schedule 13D. Following the sale, Mr. Hsiang Tang and Mr. Henry Tang may from time to time review their investment and, subject to the approval of the other directors of Su Sih (as set forth in Schedule A to the Prior Filing) and in accordance with the restrictions of the Shareholders Agreement dated as of April 9, 2010, as amended on September 14, 2012 (attached as Exhibit A to the Prior Filing), decide (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations.

Item 5.       Interest in Securities of the Issuer.

Item 5 of the Prior Filing is hereby amended and restated in its entirety as follows:

The responses to Rows (7) through (13) of the cover pages of this Amendment are hereby incorporated by reference in this Item 5. The information with respect to Shares that may be deemed to be beneficially owned by each director and officer of Su Sih and MML are set forth on Schedules C and D, respectively, hereto, which are incorporated herein by reference.

As of the Relevant Date, Su Sih beneficially owns 13,761,874 Shares. Through his 83.4% ownership interest in Su Sih, Mr. Hsiang Tang is the beneficial owner of 11,477,793 of the Shares beneficially owned by Su Sih. MML is an entity whollyowned and controlled by Mr. Henry Tang. Through his ownership of MML, which has a

16.6% ownership interest in Su Sih, Mr. Henry Tang is the beneficial owner of 2,284,081 of the Shares beneficially owned by Su Sih.

Mr. Henry Tang was appointed as a director of Su Sih pursuant to are solution of the directors of Su Sih dated August 20, 2013. On August 27, 2013, the directors of Su Sih resolved to amend the Su Sih Articles of Association such that any acquisition by Su Sih of assets, or any sale, transfer, lease, exchange or other disposition of Su Sih assets must be approved by all Su Sih directors. As a result of this amendment, all potential future dispositions of the Shares beneficially owned by Su Sih will require the approval of all Su Sih directors. As of the Relevant Date, and as set forth in Schedule A hereto, the directors of Su Sih were Mr. Hsiang Tang, Mr. Henry Tang, Mr. Tang Chung Yen, Tom and Ms. Tang Ying Ming, Mai.

Except as disclosed in this Schedule 13D, none of Mr. Hsiang Tang, Mr. Henry Tang, Su Sih or MML, nor, to the best of their knowledge, any of the persons listed in Schedules A and B to the Prior Filing, beneficially own any Shares or have the right to acquire any Shares.

Except as disclosed in this Schedule 13D, none of Mr. Hsiang Tang, Mr. Henry Tang, Su Sih or MML, nor, to the best of their knowledge, any of the persons listed in Schedules A and B to the Prior Filing, presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, none of Mr. Hsiang Tang, Mr. Henry Tang, Su Sih or MML, nor, to the best of their knowledge, any of the persons listed in Schedules A and B to the Prior Filing, have effected any transaction in the Shares during the past 60 days.

To the best knowledge of Mr. Hsiang Tang ,Mr. Henry Tang, Su Sih and MML, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by them.

Schedules C and D attached to the Prior Filing shall be deleted in their entirety, and replaced with Schedules C and D attached to this Amendment.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Prior Filing is hereby amended and restated in its entirety as follows:

Pursuant to the Underwriting Agreement, the Underwriters agreed to purchase from Su Sih, and Su Sih agreed to sell to the Underwriters, an aggregate of 12,000,000 Shares at a price of $11.01125 per Share. In addition, Su Sih granted the Underwriters a 30-day option to purchase from Su Sih up to an additional 1,800,000 Shares at a price of $11.01125 per Share, which the Underwriters fully exercised on November 18, 2016.

In the Underwriting Agreement, Su Sih agreed, subject to certain exceptions, for a period of 90 days after November 14, 2016, it will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement relating to, any Shares or any securities convertible into or exercisable or exchangeable for the Shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of the Shares or such other securities, in cash or otherwise, without the prior written consent of J.P. Morgan Securities LLC.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is filed herewith as an exhibit and is incorporated into this Item 6 by reference.

The Su Sih Articles of Association, as amended by director resolution on August 27, 2013, require that any acquisition by Su Sih of assets, or any sale, transfer, lease, exchange or other disposition of Su Sih assets must be approved by all Su Sih directors. All potential future dispositions of the Shares beneficially owned by Su Sih will require the approval of all Su Sih directors set forth in Schedule A to the Prior Filing.

The Shareholders Agreement, dated as of April 9, 2010 and originally filed as Exhibit B to the Schedule 13D filed on April 19, 2010, was amended on September 14, 2012 (such Shareholders Agreement and amendment are attached as Exhibit A to the Prior Filing). In addition to the original parties to the Shareholders Agreement, Mr. Henry Tang is also subject to the Shareholders Agreement, as amended on September 14, 2012, which, among other conditions and restrictions, limits the number of Shares that Su Sih may beneficially own or control.

Except as described in this Amendment, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of its executive officers or directors listed on Schedule A to the Prior Filing, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Shares held by the Reporting Persons, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	The Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the Commission on November 18, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2016

TANG Hsiang Chien

/s/ TANG Hsiang Chien

Su Sih (BVI) Limited

By:	/s/ TANG Ying Yen, Henry
Name: TANG Ying Yen, Henry
Title: Director

TANG Ying Yen, Henry

/s/ TANG Ying Yen, Henry

Mein et Moi Limited

By:	/s/ TANG Ying Yen, Henry
Name: TANG Ying Yen, Henry
Title: Director

SCHEDULE C

Shares Beneficially Owned by the Directors and Executive Officers of Su Sih

	Share Beneficially Owned (1)
	Number	%
Directors and Executive Officers
Mr. TANG Hsiang Chien	11,477,793	11.4%
Mr. TANG Ying Yen, Henry	2,284,081	2.3%
Mr. TANG Chung Yen, Tom	Nil
Ms. TANG Ying Ming, Mai	Nil

___________________

(1)	For each person included in this table, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of Shares outstanding and either the number of Shares underlying share options held by such person that are exercisable within 60 days after the Relevant Date or the number of restricted shares held by such person that will be vested within 60 days after the Relevant Date, as the case may be. The total number of Shares outstanding as of the Relevant Date is 100,393,160.

SCHEDULE D

Shares Beneficially Owned by the Director and Executive Officer of MML

	Share Beneficially Owned(1)
	Number	%
Director and Executive Officer
Mr. TANG Ying Yen, Henry	2,284,081	2.3%

_________________

(1)	For each person included in this table, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of Shares outstanding and either the number of Shares underlying share options held by such person that are exercisable within 60 days after the Relevant Date or the number of restricted shares held by such person that will be vested within 60 days after the Relevant Date, as the case may be. The total number of Shares outstanding as of the Relevant Date is 100,393,160.